UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1. Summary of the Resolutions approved by the General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings held on October 24, 2019.

FREE TRANSLATION

TELECOM ARGENTINA S.A.

Summary of Resolutions adopted by General Extraordinary Shareholders’ Meeting and Class “A” and Class “D” Shares Special Shareholders’ Meetings

held on October 24, 2019

The following resolutions were adopted by the shareholders upon reviewing each of the points included in the Shareholders´ Meeting Agenda:

1)            “Appointment of two shareholders to sign the Meeting Minutes”

The representative of the shareholder Cablevisión Holding S.A. and the representative of the shareholder Fintech Telecom LLC were appointed to sign the Minutes.

2)            “Consideration of the corporate reorganization through which Telecom Argentina (“Telecom Argentina”), as absorbing company, will merge with CV Berazategui S.A.(“CV Berazategui”), Última Milla S.A. (“Última Milla”) and the split away assets from PEM S.A.U. (“PEM”) (hereinafter, the “Corporate Reorganization” or the “Reorganization”), in compliance with section 82 and subsequent of the General Corporate Law, section 77 and subsequent of the Income Tax Law and the Comisión Nacional de Valores’ (“CNV”) Rules. Consideration of the Individual Special Merger Financial Statements of Telecom Argentina as of June 30, 2019 and the Consolidated Special Merger Financial Statements of Telecom Argentina, CV Berazategui, Última Milla and the split away assets of PEM as of June 30, 2019, with their respective reports of the Supervisory Committees and the Independent Auditors. Consideration of the Preliminary Merger Agreement entered into by Telecom Argentina, CV Berazategui, Última Milla and PEM on September 10, 2019. Subscription of the Final Merger Agreement. Granting authorizations to request to the regulatory entities any necessary approvals and authorizations and to perform all due submissions and procedures to obtain the corresponding registrations.”

The Corporate Reorganization, whereby Telecom Argentina, as surviving company, merges with CV Berazategui, Última Milla and the split away assets of PEM, in compliance with sections 82 and subsequent of the General Corporate Law, sections 77 and subsequent of the Income Tax Law and the CNV Rules, was approved.

Furthermore, the following documents were approved:

1.              The Individual Special Merger Financial Statements of Telecom Argentina as of June 30, 2019 and the Consolidated Special Merger Financial Statements of Telecom Argentina, CV Berazategui, Última Milla and the split away assets of PEM as of June 30, 2019, as transcribed in the Company’s Inventory and Balance-Sheet Book, with the respective reports by the External Auditors, the Supervisory Committees and a member of the Supervisory Committee, if applicable, and

2.              The Preliminary Merger Agreement executed on September 10, 2019 by Telecom Argentina, CV Berazategui, Última Milla and PEM.

Finally, the persons in charge of signing the Final Merger Agreement on behalf of Telecom Argentina and the persons in charge of applying before regulatory authorities for all the necessary approvals and authorizations required to obtain the relevant registrations were appointed.

Item 2 of the Agenda was approved, in accordance with the provisions of section 4 of the Bylaws, at the General Extraordinary Shareholders’ Meeting and, previously, at the Class “A” and Class “D” Shares Special Shareholders’ Meetings.

Mr. Eduardo Kupfer an accountant of the Bolsa de Comercio de Buenos Aires attended the meeting.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: October 24, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations